June 13, 2005


By facsimile to (212) 480-0717 and U.S. Mail


Mr. Colin Hendrick
President and Chief Executive Officer
SmartMetric, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

Re:	SmartMetric, Inc.
	Pre-effective Amendments 3 and 4 to Registration Statement on
Form SB-2
	Filed May 23 and 27, 2005
Amendment 1 to Quarterly Report on Form 10-QSB for September 30,
2004
and December 31, 2004
Filed May 27 and 31, 2005
File No. 333-118801

Dear Mr. Hendrick:

	We reviewed the filings and have the comments below. Except for exhibits, page references below are to pre-effective amendment 4 as filed on the EDGAR system and not to pre-effective amendment 3.

1. Update the registration statement to include the unaudited interim financial statements and notes for the period ended March 31, 2005 as required by Item 310(g) of Regulation S-B.

2. Include a currently dated consent of SmartMetric`s independent public accountants in the next amendment to the registration statement.

3. We note your response to prior comment 1 and the risk factor added as the seventeenth risk factor on page 12. As noted in comment 39 in our March 3, 2005 letter, it is our position that the filing of the registration statement on September 3, 2004 constitutes a general and public solicitation for the sale of shares of SmartMetric`s common stock. An offering made in reliance on section 4(2) of the Securities Act may not involve a general solicitation. In SmartMetric`s case, it appears that a general solicitation for shares of common stock because of the registration statement having been filed was ongoing when SmartMetric sold shares without registration in September 2004 and January 2005. Revise the seventeenth risk factor:

* To state that the investors in the September 2004 and December
2004
through January 31, 2005 private offerings may have rescission rights under the federal securities laws.

* To discuss the consequences or effects of the rescission rights` exercise upon SmartMetric, including its financial condition.

* To revise the statement that if integrated with public offering, the number of shares that may be sold to the public will be reduced by the shares sold without registration. Since SmartMetric has sold those shares without registration, SmartMetric may not replace them with registered shares.

4. We reviewed your response to prior comment 37, but we are still unclear about the nature of the private placement costs of $44,052.
Additionally, we understand that you closed a second private placement in January 2005 in which $51,000 in fees were deducted from the gross proceeds. Clarify the nature of the costs for each of the private placement transactions.

Use of Proceeds, page 13

5. Clarify to which item in the table footnote (1) relates.

Dilution, page 15

6. If the minimum shares are sold, the "% of Total Consideration" column in the table on page 16 paid by public shareholders should be
57.0% and not 72.1%.  Please revise.

Management`s Discussion and Analysis of  Financial Condition, page
19

7. Based on the responses to prior comments 5, 16, and 45, revise this section`s first paragraph to delete the reference to "patent-pending technology." Further, it is unclear whether Mr. Colin Hendrick now has "several patents pending" for this biometric card.
If not, please revise.


Overview, page 20

8. The disclosure in the second paragraph that Mr. Colin Hendrick applied for a patent in December 2001 is inconsistent with disclosure in the first "Whereas" clause of exhibit 10.1 that the application was filed on February 15, 2001. Please reconcile.

9. Disclosure that SmartMetric sold 68,207 shares to nine persons in
October and November 2004 is inconsistent with the response to prior comment 1 and to the revised disclosure under "Recent Sales of Unregistered Securities" that the offering was made in September 2004. Please reconcile.

Plan of Operation, page 21

10. We note the response to prior comment 8 and the disclosure in the second table under "Summary Financial Information." We assume that disclosure in the first paragraph`s second sentence should read that
SmartMetric believes proceeds from the "minimum" rather than the "Maximum" offering will be sufficient to cover the costs of contracting the prototype`s production, beginning marketing, and working capital for at least 12 months. Please revise or advise.

Production of SmartCards, page 21

11. We note the response to prior comment 12 that although
SmartMetric has begun negotiations with two potential manufacturers to produce its SmartCards, no contract has been signed. Delete the statement in the first paragraph that "we have entered into a contract with a manufacturing facility to produce our SmartCards."

Fingerprint Sensor, page 25

12. We note the response to prior comment 20.  Clarify whether
SmartMetric has entered into an agreement with the unrelated third party from which it purchases the fingerprint sensor. Also clarify whether the fingerprint sensor is available from other suppliers.

13. We note the response to prior comment 21. The disclosure suggests that a specific third party that owns and manufactures a lithium polymer battery will provide the battery that is used in the card. Clarify that SmartMetric does not have a supplier for this battery, and discuss the steps that SmartMetric plans to take to obtain one.


Marketing Agreement, page 25

14. Based on the response to prior comment 50 and the disclosure in paragraph 6 of the nondisclosure agreement, indicate that the agreement may be terminated earlier by either party giving 30 days notice in writing.

The SmartMetric SmartCard, page 27

15. We note the response to prior comment 22 that additional engineering is necessary to reduce the size to the circuitry of the
SmartCard prototype. Specify the costs of the additional engineering that SmartMetric intends to undertake. We note the disclosure in footnote (1) under "Use of Proceeds."

License Agreements, page 29

16. Based on the response to prior comment 45 that there is no patent pending in Australia, delete the phrase "and is pending is Australia."

Competition, page 29

17. Refer to prior comments 10 and 23. Clarify in the first paragraph`s last sentence that SmartMetric only has a prototype of its card.

Selling Shareholders, page 35

18. Refer to prior comment 31. Clarify why footnote (7) appears with the name of Celestine Cavallo in the table and why footnote (39) appears with the name of James Willis in the table.

19. Refer to prior comment 32 and footnote (51). Since Mr. Colin Hendrick transferred the shares to Applied Cryptology, Inc. in March
2005, Applied Cryptology, Inc. is the selling shareholder. Thus, you should include Applied Cryptology, Inc. as a selling shareholder in the table, with footnote disclosure that Mr. Hendrick is the sole shareholder and control person of Applied Cryptology, Inc.

20. Reconcile the disclosure in this section that Mr. Colin Hendrick will control 75% of SmartMetric after his sale of all of the shares being registered for resale by him with the disclosure under "Description of Securities" that he will control 79.6% after the minimum offering and 71.9% after the maximum offering.

Note 6.  Due to Related Party, page F-7

21. You omitted disclosure in the version filed on the EDGAR system from the note after the phrase "The balance changed as follows."
Please revise.

Recent Sales of Unregistered Securities, page 43

22. We note the response to prior comment 1.   Disclose here the
dates in September 2004 and January 2005 on which the securities were sold. See Item 701(a) of Regulation S-K. Also, disclosure in the seventeenth risk factor suggests that SmartMetric engaged in an offering "in December through January 2005."

Exhibit 5.1

23. Refer to prior comment 44.  Revise the fifth paragraph of the legality opinion to indicate that 6,666,666 shares and not
4,000,000
of common stock are being offered by SmartMetric.

Exhibit 99.1

24. Refer to prior comment 52. Also revise paragraph 1 to clarify that the check of money order is payable to the order of Signature Bank as escrow agent.

Signatures

25. Refer to prior comment 53. As noted previously, SmartMetric`s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

March 31, 2005 10-QSB

Exhibits 31.1, Section 302 Certificates

26. Revise by amendment to the 10-QSB the section 302 certifications to provide the exact wording as specified by Item 601(b)(31) of Regulation S-B. Specifically,

* In paragraph 4, the Exchange Act rules that you should cite are "Rules 13a-15(e) and 15d-15(e)."
* In paragraph 5, after the words "recent evaluation," add the words
"of internal control over financial reporting."

* In paragraph 5(a) after the words "significant deficiencies," add the words "and material weaknesses."

* In paragraph 5(a) after the words "design or operation of internal controls," add the words "over financial reporting."

Closing

	File amendments to the SB-2 and the March 31, 2005 10-QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments.
Include
with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SmartMetric and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SmartMetric requests acceleration of the registration statement`s effectiveness, SmartMetric should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.


* SmartMetric may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Andrea I. Weinstein, Esq.
	Schonfeld & Weinstein, L.L.P.
	80 Wall Street, Suite 815
	New York, NY 10005



Mr. Colin Hendrick
June 13, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE